DLA Piper Rudnick Gray Cary US LLP
The Marbury Building
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

George Nemphos
george.nemphos@dlapiper.com
T 410.580.4225 F 410.580.3225
January 19, 2006
CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER
REQUESTED UNDER COMMISSION RULE 83 (17 CFR § 200.83) BY VISICU, INC.
Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Re:	Visicu, Inc.
Registration Statement on Form S-1
Amendment No. 1 filed January 19, 2006
SEC File No. 333-129989
Dear Ms. Jacobs:
          This letter is submitted on behalf of Visicu, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 filed November 29, 2005 (File No. 333-129989) (the “Registration Statement”), as set forth in your letter to Frank T. Sample dated December 23, 2005. In response to the Staff’s comments, we are filing under separate cover Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). For reference purposes, the text of your letter dated December 23, 2005 has been reproduced herein (in bold) with responses below each numbered comment.
Registration Statement on Form S-1
1.	Staff Comment: We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure
Serving clients globally

Barbara C. Jacobs, Esq.
January 19, 2006

throughout the document may cause us to raise issues on areas not previously commented upon.

Company Response: The Company anticipates including the price range in a subsequent amendment. The Company understands and acknowledges the Staff’s comment.

2.	Staff Comment: Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Company Response: The Company is in the process of preparing the additional graphics and/or other artwork to be included in the Prospectus. The Company will supplementally provide the Staff with copies of such graphics and/or other artwork when available.
Prospectus Summary, page 1
3.	Staff Comment: Please provide us the support for certain data, statistic and other information you have used throughout your prospectus that appears to be the result of studies and the like. For example, you state on page 7 that “a significant increase in intensivist-directed ICU care could result in as much as a 30% reduction in hospital mortality.” To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Company Response: Under separate correspondence addressed to Assistant Director Barbara Jacobs, we are supplementally providing the Staff with the documentary support for the data, statistics and other information drawn from studies, reports, publications and the like that the Company has referenced in the prospectus included in the Amended Registration Statement (the “Prospectus”).

4.	Staff Comment: With respect to any information in your prospectus that you have attributed to a third party, please tell us whether the source of the information is publicly available without cost or at a nominal expense.

Company Response: In response to the Staff’s comment, the Company advises that substantially all of the information in the Prospectus that is attributed to a third party is publicly available without cost or at a nominal expense, which we regard as $500 or less. We have included these third party materials in the supplemental correspondence referenced in our response to Comment No. 3, which correspondence also identifies the information we have attributed to a third party that would not be considered publicly available at no cost or at a nominal expense.

5.	Staff Comment: It appears that the intellectual property disputes that you later discuss, particularly the current disposition by the U.S. Patent and Trademark Office with respect to your patent may be of such material consequence that disclosure in this summary may be warranted. Please revise or otherwise advise.

Barbara C. Jacobs, Esq.
January 19, 2006

Company Response: In response to the Staff’s comment, the Company has revised page 3 of the Prospectus Summary section of the Prospectus to include disclosure regarding some of the principal risks facing the Company, including disclosure addressing the risks related to the possible loss or narrowing of the Company’s issued U.S. patent.

6.	Staff Comment: Please provide us a copy of the Critical Care Medicine study that you co-authored and partially funded. We further note your statement that the Critical Care Medicine is a peer-reviewed journal. Please elaborate on whether your study underwent any such review and discuss the extent to which you partially funded the study. Please also discuss whether there exists any material relationship between you and Cap Gemini Ernst and Young.

Company Response: In further response to the Staff’s comment, the Company has expanded its disclosure on page 3 of the Prospectus. In addition, under separate correspondence addressed to Assistant Director Barbara Jacobs, we are supplementally providing the Staff with a copy of the Critical Care Medicine study. Also, the Company notes supplementally that it does not have any material relationship with Cap Gemini Ernst and Young.
Risk Factors
We derive a significant portion of our revenues from a limited number of customers... page 9
7.	Staff Comment: It appears that you may be substantially dependent on the customers you have identified in this risk factor. Please file the agreements with any customers that represent over 10 percent of your revenue as exhibits or advise why you are not required to file these exhibits. Please see Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

Company Response: The Company submits that it is not required to file any of its customer agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K for the following reasons:

First, the Company’s customer contracts all have been entered into in the ordinary course of business, and therefore are not subject to the “materiality” filing threshold set forth in Item 601(b)(10)(i) but instead are subject to the higher “substantially dependent” filing threshold found in Item 601(b)(10)(ii)(B). As of September 30, 2005, the Company had 32 contractually-committed eICU Centers, of which 23 were activated and nine were in the process of implementation. In light of this customer base and the fact that the Company generates license and service fee income from a large and growing number of customers (discussed in more detail below), the Company submits that it is not “substantially dependent” on any individual customer or, more particularly, on any individual contract with a customer.

Second, even if a lower “materiality” filing threshold were applicable, the Company submits that it still would not be required to file any of its customer contracts. As of September 30, 2005, the Company had 32 contractually committed eICU Centers, of which 23 were activated and nine

Barbara C. Jacobs, Esq.
January 19, 2006

were in the process of implementation. The revenue percentages cited in the referenced risk factor for the nine months ended September 30, 2005 result from application of the Company’s revenue recognition policy, which is explained in detail in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and Note 1 to the financial statements. The Company submits that a customer’s share of revenue backlog is a more significant benchmark to assess the materiality of any given customer to the Company at any point in time and on a going forward basis. As set forth in MD&A on page 29 of the Prospectus, revenue backlog is determined by totaling the minimum fees payable over the term of each customer contract and subtracting revenues already recognized as of the date of determination. No customer represented more than six percent (6%) of the Company’s revenue backlog as of September 30, 2005. From this perspective, none of the Company’s customer contracts in place as of September 30, 2005 is material to the Company on a going forward basis. The Company also notes that between September 30 and December 31, 2005, the Company activated four new eICU Centers. Consequently, the significance of any single customer contract has been further diminished since September 30, 2005.

In light of the considerations outlined above, the Company has largely eliminated the “limited customers” risk factor, and replaced it with a revised version of the “limited renewal history” risk factor found on page 10 of the initial Prospectus.
Our revenues from existing customers will decrease... page 9
8.	Staff Comment: Please advise us as to how material your lower-price provisions are to your revenue, such as the amount of revenue that may be impacted by such provisions. In addition, here or elsewhere, as appropriate, please address whether this lower-price provision inhibits your ability to increase your prices and the duration, if any, you plan to continue providing customers with this lower-price provision and the basis upon which you provide such a provision. Please also discuss the circumstances for which refunds would be required.

Company Response: In response to the Staff’s comment, the Company advises that it does not plan to depart from its standard pricing model. The Company has added corresponding disclosure on pages 9 and 28 of the Prospectus. The Company advises that since it began selling licenses for its product in 2002, there has only been one change in pricing, which was an increase in the price of the Company’s eICU Center license. The Company advises that it does not anticipate future price reductions. In addition, the Company notes that most of the lower price provisions in its customer contracts pertain only to license fees, and consequently the lower price provisions in those contracts would impact only license revenues, and not service revenues. In further response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 28.

Barbara C. Jacobs, Esq.
January 19, 2006

Products liability claims may require us to pay damages... page 10
9.	Staff Comment: Please advise us at how material any possible claims of products liability are to your business. In addition to your discussion with respect to this risk, we note that your customers undertake the operation and maintenance of your product and fulfill any necessary communications requirements for your product.

Company Response: The Company’s eICU Program is a complex software system that assists customers in making decisions that affect critical life functions of patients in the ICU. Any product failure could impact the treatment of those patients. The Company submits that a generalized statement regarding the level of materiality of possible products liability claims is not feasible because of the broad range of possible liability exposures and possible defects, errors or other failures that might give rise to liabilities and the fact that the Company has not been subject to any claims or damages in that regard. Although the Company maintains products liability insurance that management believes is adequate in scope and amount, the Company cannot be sure that its products liability coverage would be sufficient to cover every potential claim or claims that might be asserted against the Company. Similarly, while the Company advises that management knows of no facts or circumstances that would permit its products liability insurer to disclaim its defense and/or indemnity obligations with respect to any products liability claim that might be asserted against the Company, the Company cannot be sure that such facts and circumstances may not arise in the future. As a result, the Company believes that potential product liability claims are a material risk.
We do not have any adequate history to predict whether our customers will renew... page 10
10.	Staff Comment: While you state that you cannot accurately predict whether your customers will renew, please discuss any actual notice from a customer, if material, that such customer will not renew. To the extent material, please also discuss here or elsewhere, such as your management’s analysis and discussion, the percentage of revenue represented by customers whose contracts will soon terminate.

Company Response: As discussed in the Company’s response to Comment No. 7, as of September 30, 2005, the Company had 32 contractually committed eICU Centers, of which 23 were activated and nine were in the process of implementation, and between September 30 and December 31, 2005, the Company activated four new eICU Centers. The Company has determined that no single customer is material to the Company’s business.

In addition, the Company notes that the renewal or non-renewal of a support agreement affects only the support component of the Company’s service revenue, and not the Company’s license revenue or the implementation component of service revenue. The Company estimates that support revenue attributable to any single customer did not exceed 3% of total 2005 revenue. *** [ ] *** Based on the foregoing, the Company believes that any particular customer’s decision to renew or not renew will not be material to the Company. *** [RULE 83 CONFIDENTIAL TREATMENT OF BRACKETED TEXT ABOVE IS REQUESTED BY VISICU, INC.] ***

Barbara C. Jacobs, Esq.
January 19, 2006

The Company notes that is has moved the referenced risk factor to page 9 of the Prospectus and revised the risk factor to disclose, among other things, that the Company has four support contracts that have an initial term that will expire in 2006, six support contracts that have an initial term that will expire in 2007 and 13 support contracts that have an initial term that will expire in 2008. *** [ ] *** *** [RULE 83 CONFIDENTIAL TREATMENT OF BRACKETED TEXT ABOVE IS REQUESTED BY VISICU, INC.] ***
Any loss of the third-party intellectual party and technology licenses... page 11
11.	Staff Comment: To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Company Response: In response to the Staff’s comment, the Company advises that it has determined that none of the intellectual property and technology that it licenses from third-parties is material to the Company’s business or financial results, and that the Company is not “substantially dependent” for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K on any intellectual property or technology license. The Company advises that the third-party intellectual property and technology that is incorporated into the eICU Program is not essential to the core functionality of the eICU Program, but instead is used in connection with non-essential components of the eICU Program. The Company believes that the loss of rights to any of the third-party intellectual property or technology could result in an interruption in the functionality of the affected component or components of the eICU Program, but that the Company would be able to replace the lost functionality by implementing alternative third-party software without a material disruption to its business. The Company estimates that its total cost of such third-party licenses is only approximately 2% of total 2005 revenue. As a result, the Company submits that disclosure of the details regarding terms of particular third-party licenses would not be material.
After clearance or approval of our products... page 16
12.	Staff Comment: It is unclear from the disclosure whether you have at any time reported any corrections or removals to the FDA in cases where the correction or removal was initiated to reduce a risk to health posed by your product or to remedy a violation.

Company Response: The Company advises that to date it has not reported any corrections or removals to the FDA in cases where the correction or removal was initiated to reduce a risk to health posed by your product or to remedy a violation. In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Prospectus.

Barbara C. Jacobs, Esq.
January 19, 2006

The FDA could retroactively determine that modifications, page 16
13.	Staff Comment: Please clarify whether you are required to notify the FDA as to the modifications that you have made and which you have determined do not require additional clearance or approval from the FDA. If not, please discuss briefly how the FDA is able to review and disagree with your determinations.

Company Response: The Company advises that a manufacturer is not required to notify the FDA of modifications that are determined to not require additional clearance or approval from the FDA. In response to the Staff’s comment, the Company has revised the disclosure on page [16] of the Prospectus.
Use of Proceeds, page 23
14.	Staff Comment: Please discuss in greater detail your planned use of proceeds to “support the growth of [y]our business, including increased sales and marketing efforts and enhancements to [y]our product offerings.” For example, please discuss whether the proceeds are to be used primarily to increase sales efforts or to improve products and how such proceeds are planned to be used with respect to sales and product development.

Company Response: In response to the Staff’s comment, the Company has revised its use of proceeds disclosure on pages 4 and 23 of the Prospectus. In further response, the Company advises that the revised disclosure is complete and accurate since none of the proceeds are designated or set aside for any specific purpose. In addition, the Company believes that greater specificity concerning use of proceeds would not be appropriate or practicable given that the Company expects to fund its current and projected operations and growth using cash flow from operating activities supplemented by the proceeds of this offering.
Dividend Policy, page 23
15.	Staff Comment: Please disclose when payment was made on the special cash dividend. Please advise us as to the reason for the timing of the declaration of the dividend in light of your planned public offering seeking funds to support the growth of your business.

Company Response: In response to the Staff’s comment, the Company has revised pages 23, 41 and 71 of the Prospectus to disclose that the Company paid the special cash dividend on October 27, 2005. In further response, the Company advises that its Board of Directors determined to distribute a portion of available cash to existing stockholders by way of a special cash dividend in order to afford these existing stockholders a partial return on their investments in the Company. The dividend was declared and paid at a time when the filing of a registration statement for and the completion of the Company’s initial public offering were subject to risks and uncertainties. The completion of the Company’s initial public offering remains subject to risks and uncertainties.

Barbara C. Jacobs, Esq.
January 19, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
16.	Staff Comment: Management’s discussion and analysis should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have material effects upon you. In this regard, you may want to revise your disclosure with respect to intellectual property disputes with iMDsoft and Cerner and the subsequent rejection of all your patent claims by the U.S. Patent and Trademark Office. Please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Item 5.D. of Form 20-F and Section III.B.3 of Release No. 33-8350 for additional guidance.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Prospectus.

17.	Staff Comment: It appears that certain terms of your customer agreements are generally typical and the agreements obviously play a material role in affecting the results of your operations. For example, you discuss previously that your ability to modify pricing on your product is affected by a lower-price provision found in many of your customer agreements. Please provide a brief discussion of the material terms of your agreements. Please also elaborate on how pricing is determined for your product such as whether pricing is dependent on the number of ICUs or ICU beds covered by the agreements. We note a brief discussion of pricing and other contract terms on page 47. Pursuant to our prior comment, please also address whether you plan to modify certain terms of your customer agreements such as your lower-price provision or the three-year typical term of the agreements.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 29 of the Prospectus.
Critical Accounting Policies
Revenue Recognition, page 30
18.	Staff Comment: We note your disclosure on page 52 indicating that you have granted to your customers price guarantees that could result in refunds of amounts already paid to you. Given these potential refunds, tell us how you determined that your sales price was fixed or determinable at the time of sale. Tell us why you do not consider this to be a critical accounting policy that should be discussed in this section.

Company Response: In response to the Staff’s comment, the Company advises that it has determined that it can be reasonably estimated that there will be no future refunds resulting from the pricing protection that it provides to substantially all customers. The Company notes that AICPA Statement of Position No. 97-2, “Software Revenue Recognition,” as amended (“SOP 97-2”) requires that the Company consider the guidance in FASB No. 48 when determining whether a contract fee is fixed and determinable in light of the existence of refund provisions. If the Company can reasonably estimate future refunds, then the fee is considered fixed and determinable. The Company considered the following factors in determining that its contract fees are fixed and determinable:

Barbara C. Jacobs, Esq.
January 19, 2006

•	The Company has established a price list for its products and intends to adhere to the price list in all cases.

•	The Company has the ability to continue to price its products consistently or at a premium, given the fact that pricing and discounts are in its control.

•	The Company does not have a history of providing discounts from list price. In fact, the Company has never provided a discount to any customer from the list price.

•	The Company believes that a market exists to sustain or increase its current pricing model. This is supported by the Company’s increase in customers, billings, revenues and operating results since inception, and its ability to continue to sell its product without discounting.

•	The lower price provision is included in substantially all customer agreements, which reduces the likelihood that the Company would agree to give a discount. The Company advises that absent extraordinary circumstances that are not presently envisioned, the Company would not be willing to risk triggering the refund provision in all or substantially all of its customer agreements.

•	The standard lower price provision is triggered only if the Company signs a comparable agreement with another customer at a discount. Given the fact that the Company’s product is frequently changing through periodic enhancements, the Company would have a legal position that a product sold in the current year is not comparable to a product sold in a prior year.
The Company believes that the likelihood of a refund occurring is remote. The Company’s pricing policy is entirely within its own control, and the Company has no intention of providing pricing discounts in the future. Therefore, the Company has determined that the possibility of refunds under the lower price provisions does not represent a significant accounting risk, or a significant area of accounting consideration, and accordingly, does not warrant separate disclosure as a critical accounting policy.

19.	Staff Comment: We understand that your new customer implementation services range from seven to nine months. Tell us more about the nature of the implementation services you provide and address whether your arrangements require significant production, modification or customization of the software or if the services are essential to the functionality of any other element in the arrangement. Refer to paragraphs 7, 70 and 71 of SOP 97-2 and explain why you have not applied contract accounting to your arrangements. Clarify whether your conclusions will differ if and when you establish VSOE for PCS.

Company Response: In response to the Staff’s comment, the Company advises that its implementation services focus mainly on assisting the customer on how to most effectively utilize the eICU Program. The Company notes that although there is a short period of time that involves loading the software, training the customer personnel, data conversion, building simple interfaces and running test data (typically 30 days to 45 days), the majority of the time incurred in a typical implementation project involves consulting services to assist the customer in more effectively utilizing the eICU Program. These consulting services include planning meetings to understand the eICU Program environment and best practice advisory services to allow the Company to maximize the effectiveness of the product. Based on the following considerations, the Company has determined that the services are not essential to the other elements of the arrangement:
•	There are no significant alterations to the features and functionality of the software.

Barbara C. Jacobs, Esq.
January 19, 2006

•	There are no complex interfaces required to allow the customer to use the software. There is a minor amount of loading, configuration and interfacing required to set up the software in the customer’s environment, but the majority of the implementation services involve advisory services to assist the customer on how best to utilize the system. These services are specifically precluded from contract accounting.

•	There is no milestone or customer-specific acceptance criteria that affect the realizability of the software-license fee.

•	The services are stated separately in the agreement.

•	There is not a significant degree of risk or unique acceptance criteria. The Company provides a warranty period that warrants against defects for 60 days after implementation is complete.

•	The majority of the interfacing and configuration services can be performed by other vendors. In fact, the Company outsources portions of its implementation services to a third party vendor.
20.	Staff Comment: On page 30, you indicate that in 2007 and 2008, many of your PCS support agreements will be subject to customer renewal. We also note disclosure on page F-8 which indicates that commencing in July 2005, PCS renewals became exercisable by customers. Clarify the period in which a material number of your support agreements will be subject to renewal and how you will consider this information to determine whether you have established VSOE of fair value for PCS. If renewals became exercisable in July 2005, quantify the number of renewals that have been exercised and the extent to which that impacts your determination of VSOE.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 31 of the Prospectus.
Income Taxes, page 33
21.	Staff Comment: We note your disclosure indicating that when you determined your 2004 tax valuation allowance you used only “objectively verifiable elements of income” and “did not consider forecasts of future profitability resulting from future projected contracts with customers.” Tell us how this complies with the requirements of paragraph 20 of SFAS 109 which requires that “all available evidence, both positive and negative should be considered” in this determination.

Company Response: In response to the Staff’s comment, the Company submits that its has properly applied the guidance in FASB Statement 109 for the determination of the 2004 deferred tax asset valuation allowance.

Barbara C. Jacobs, Esq.
January 19, 2006

The Company notes that the second paragraph of its disclosure regarding its income tax critical accounting policy on page 35 of the Prospectus states that “determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive and negative evidence regarding realization of the deferred tax assets.” This disclosure is consistent with paragraph 20 of FASB Statement 109 that the Staff references.
The Company further notes that its disclosure in the fourth paragraph that it used only “objectively verifiable elements of income” and “did not consider forecasts of future profitability resulting from future projected contracts with customers” follows a disclosure in the third paragraph that there existed significant negative evidence in 2004 that deferred tax assets would not be realized because of a history of significant operating losses. Consistent with paragraph 23 of FASB Statement 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Paragraph 24 of FASB Statement 109 states that examples of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures. Paragraph 25 of FASB Statement 109 states that “an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or the entire deferred tax asset.”
Accordingly, and consistent with the provisions of FASB Statement 109 referenced above, the Company believes that it considered all positive and negative evidence regarding realization of its deferred tax assets. Because of the significance of the negative evidence represented by recent significant and cumulative losses, the Company gave that negative evidence considerable weight in evaluating the need for a valuation allowance in 2004. Consistent with paragraph 24 of FASB Statement 109, the Company also considered the objectively verifiable positive evidence represented by income expected from existing contracts. The Company did not give weight to future projected contracts with customers because of the significance of the negative evidence of recent and cumulative operating losses and its inability to objectively verify those forecasts. The Company submits that it properly applied the guidance in FASB Statement 109 for the determination of the deferred tax asset valuation allowance, and that its disclosure on page 35 of the Prospectus appropriately describes the significant judgments and uncertainties surrounding its estimate of the deferred tax asset valuation allowance.
22.	Staff Comment: With regard to 2005, we note that you did use forecasts in determining a valuation allowance. Tell us how this is consistent with your prior methodology and/or the accounting standard.

Company Response: In response to the Staff’s comment, the Company submits that it properly applied the guidance in FASB Statement 109 in connection with its determination of the deferred tax asset valuation allowance in the financial statements for the nine months ended September 30, 2005.

Barbara C. Jacobs, Esq.
January 19, 2006

In connection with the preparation of its financial statements for the nine months ended September 30, 2005, the Company determined that the negative evidence in 2004 of recent cumulative losses will no longer be present by the end of 2005. Specifically, by November 2005, when preparing the 2005 interim financial statements, the Company believed that it was evident that taxable income for 2005 would be approximately. $10.0 million. The Company also believed that it was evident that taxable income would be positive cumulatively over the past three years, in the amount of $7.7 million as follows: 2005 — $10.1 million; 2004 — $(2.6) million; and 2003 — $216,000. In addition, the Company estimates that even if it were to sign no more contracts in 2005 or 2006, taxable income in 2006 would be at least $3.0 to $4.0 million due to the reversals of the tax basis deferred revenue and taxable revenue from existing contracts. This positive evidence differs significantly from 2004, when book and taxable income were both cumulatively negative for the most recent three-year period.

The Company also considered that although it expects to report only break-even book income in 2005, that result is due to a revenue recognition policy that defers all revenue for delivered licenses and services and recognizes those revenues over the software maintenance period. The Company believes that book income based on the appropriate application of SOP 97-2 to revenue recognition is not in its circumstances indicative of future sustainable taxable income and should not be viewed as persuasive evidence of the inability to realize a deferred tax asset. The Company believes that its historical book income does not give appropriate consideration of clear trends establishing the Company’s ability to increase taxable income.

The Company notes that, to support its assertion, it prepared an analysis of pro forma book income assuming VSOE of fair value existed for maintenance based on the consistent renewal rate, and revenue was recognized to the extent of the residual fair value of the licenses and services when delivered. Based on this analysis, the Company achieved positive pro forma earnings for the first time in 2004. Cumulative pro forma book earnings were estimated to be negative for the three-year period ended December 31, 2004, but positive cumulatively for the first time by the end of 2005, consistent with the taxable income analysis discussed above.

Based on this evidence, the Company concluded that there was not significant negative evidence at the end of 2005 to suggest that forecasts of future taxable income should not be considered in evaluating the need for, or amount of, a valuation allowance at September 30, 2005. *** [ ] *** Even if these projections are significantly discounted, the Company believes that it is more likely than not that it will ultimately realize its net deferred tax assets at September 30, 2005. The Company notes the discussion of the significance of the positive evidence of cumulative profits by the end of 2005 and a growing backlog on page 35 of the Prospectus. ***[RULE 83 CONFIDENTIAL TREATMENT OF BRACKETED TEXT ABOVE IS REQUESTED BY VISICU, INC.] ***

The Company submits that its consideration of the positive and negative evidence of its ability to realize its deferred tax assets was consistent with its prior methodologies and the guidance in FASB Statement 109, paragraphs 23-35.

23.	Staff Comment: In reversing your entire allowance, explain in greater detail how you were able to overcome the negative evidence of cumulative losses in recent years (see paragraph 23 of SFAS 109).

Company Response: In response to the Staff’s comment, the Company refers the Staff to the Company’s discussion of the consideration of its recent operating losses in its response to Comment No. 22. As noted, by November 2005, when preparing the September 2005 financial statements, it was apparent to the Company that it would have cumulative positive taxable

Barbara C. Jacobs, Esq.
January 19, 2006

income for the most recent three years. Further, on a pro forma basis assuming the Company had achieved VSOE of fair value of maintenance and recognized the residual fair value of delivered elements of its arrangements at the delivery date, the Company would also have achieved cumulative book profits for the most recent three-year period for the first time in 2005. The Company advises that, based on the absence of negative evidence represented by cumulative losses in recent periods, it gave significant weight to its forecasts of future profitability exclusive of backlog for the first time in 2005. The Company notes that it discloses the achievement of recent cumulative profits for the first time in 2005 on page 35 of the Prospectus.

24.	Staff Comment: We also note that you concluded that it was “likely” that you would report a certain amount of taxable income. Your valuation allowance and the related disclosures should use the “more likely than not” standard as required by SFAS 109.

Company Response: The Company notes that Paragraph 17e of FASB Statement 109 requires a company to reduce deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The Company submits that it applied this provision of FASB Statement 109 in determining its valuation allowance.

The Company further notes that the determination of whether there is current period taxable income or recent cumulative taxable income is a factual issue, and is not the intended subject of the FASB Statement 109’s “more likely than not” assessment standard. See the Company’s disclosure that “taxable income would likely exceed $10 million in 2005 and that the Company determined for the first time in 2005 that it would report cumulative taxable income for the most recent three-year period.” The “more likely than not” assessment is conducted after the Company identifies, as a factual matter, the existence of positive or negative evidence supporting realization. Consistent with paragraph 23 of FASB Statement 109, the objectively verifiable presence or absence of cumulative negative losses in recent periods is weighted with other positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. To summarize this concept and consistent with paragraph 17e of the standard, page 35 of the Prospectus states, “Accordingly, we gave additional weight to our future forecasts of profitability in determining the amount of the valuation allowance and concluded it was more likely than not that we will realize all of our $15 million of deferred tax assets at September 30, 2005.”
Results of Operations, page 34
25.	Staff Comment: Please quantify the impact of each identified source for material changes from period to period in line items of your financial statements. For example, you attribute the increase in your sales and marketing and general and administrative expenses for the periods you have compared to various sources without quantifying the impact of each source. As disclosed, your general and administrative expense for the nine months ended September 30, 2005 increased by an aggregate $1.5 million as a result of “increased recruiting and employee related costs, increased legal fees...and increased accounting fees.”

Barbara C. Jacobs, Esq.
January 19, 2006

To the extent material, discuss how much each source contributed to the $1.5 million increase. Please review your disclosure in light of this comment and revise as appropriate.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 36-39 of the Prospectus.
Nine Months Ended September 30, 2005 and 2004, page 34
26.	Staff Comment: As disclosed, your revenue increased 263 percent as you increased the number of activated eICU Centers from 12 to 23 between September 30, 2004 and 2005. Please elaborate further on the reason for the substantial increase in your revenue of 263 percent when contrasted to the doubling of activated eICU Centers. In this regard, please elaborate on whether the new activations comprise larger implementations. Also, please elaborate on whether additional activations by existing customers comprised additional eICU Centers, ICUs or ICU beds. In light of the foregoing, please advise whether a discussion based on the number of ICUs or ICU beds would also be appropriate. We note your discussion on page 38 that increased revenues resulted primarily from an increase in activated eICU Centers.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 36-37 of the Prospectus. The Company supplementally advises that with regard to size of the activations, the total value of new customer orders typically falls within a relatively consistent range, and as such, the number of activated eICU Centers is more appropriate to disclose than the number of ICUs or ICU beds.

27.	Staff Comment: You disclose that your total deferred revenue increased as a result of an increase in contractually committed eICU Centers from 22 to 32. Please elaborate here or elsewhere, as appropriate, on the difference between activated as opposed to contractually committed eICU Centers and discuss whether they are mutually exclusive. For example, we note that the increase in activated eICU Centers between September 30, 2004 and 2005 of 11 does not necessarily correlate with the increase in contractually committed eICU Centers of 10.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 36-37 of the Prospectus.
Liquidity and Capital Resources, page 39
28.	Staff Comment: We note your prior disclosure elsewhere that you provide customers with a perpetual license to your software, clinical and technical implementation services and ongoing support services under a three-year support agreement and that you have a revenue backlog of $72.7 million as of September 30, 2005. We further note your discussion here regarding your accounting for invoiced amounts to your customers. Please elaborate here or elsewhere, as appropriate, on the typical payment terms of your agreements with customers.

Barbara C. Jacobs, Esq.
January 19, 2006

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 28-29 of the Prospectus to provide expanded disclosure regarding the payment terms of its customer agreements.
Business
Industry Background
Lack of Available ICU Beds Cause Hospital Bottlenecks, page 43
29.	Staff Comment: You have attributed certain information to a study by a major teaching hospital. Please identify the major teaching hospital that conducted the study and advise us if such study is publicly available at nominal or no cost.

Company Response: In response to the Staff’s comment, the Company has revised page 45 of the Prospectus to disclose that The Johns Hopkins Hospital is the referenced major teaching hospital. In further response, the Company supplementally advises that the referenced study is available on the Internet at no cost.
Sales, Marketing and Customers
Marketing, page 47
30.	Staff Comment: Please elaborate on the Leapfrog ICU physician staffing requirement that your eICU Program allows hospitals to meet.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the Prospectus.

31.	Staff Comment: We note your discussion of mass media coverage of the implementation of your eICU Program with various customers and that coverage has been afforded for “virtually all prior eICU Center openings.” Please provide us with copies of articles or information regarding broadcast coverage including the most recent articles or coverage and the articles you indicate were published by USA Today, the Wall Street Journal, U.S. News & World Report and Prevention. Further, please provide us with support for your statement that all prior eICU Center openings have been covered by local television and newspapers.

Company Response: Under separate correspondence addressed to Assistant Director Barbara Jacobs, we are supplementally providing the Staff with the copies of the articles and the documentary support requested in the comment. In further response, the Company has revised its disclosure on page 50 of the Prospectus to clarify the reference to local media coverage.

Barbara C. Jacobs, Esq.
January 19, 2006

Intellectual Property, page 51
32.	Staff Comment: With respect to your disclosure regarding your intellectual property disputes with iMDsoft and Cerner and the subsequent rejection of all your patent claims by the U.S. Patent and Trademark Office, please discuss the extent to which your one patent forms the basis for the technology underlying your eICU Program. Discuss specifically the technology covered by the patent and how it is implemented in and/or integral to your product offerings. We note your disclosure that your pending patent applications are continuations of the original patent. Please address whether any final adverse disposition on your patent would affect your outstanding applications as well as your international patents.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 53 of the Prospectus.

33.	Staff Comment: We note that your co-founders developed the technology for your eICU Program. As a result, it appears that the assignment agreement by which you have obtained such technology should be filed pursuant to Item 601(b)(10)(i) of Regulation S-K. Please file such agreement or advise us otherwise.

Company Response: In response to the Staff’s comment, the Company has filed the referenced assignment agreement as Exhibit 10.10 to the Amended Registration Statement.
Competition, page 51
34.	Staff Comment: We note your statement that “the market for...advanced remote monitoring technology for ICU beds is new and just beginning to develop” and your subsequent statement that “[yo]ur potential competitors include companies that provide critical care clinical information systems.” Please reconcile the two statements to address how “critical care clinical information systems” differs from “advanced remote monitoring technology.” Please also clarify your discussion to address how the competitive products you have identified differ or are substantially similar to your product. The use of differing nomenclature with respect to your competitors’ products does not clearly convey how such products and companies compete with you.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the Prospectus.
Government Regulation
Food and Drug Administration, page 53
35.	Staff Comment: Your disclosure indicates that the FDA clearance of your eICU Program through its 510(k) notification process was facilitated by the demonstration that your device “is substantially equivalent to a so-called ‘predicate device.’” Please elaborate on the

Barbara C. Jacobs, Esq.
January 19, 2006

“predicate device” upon which your device was determined to be substantially equivalent to.
Company Response: In response to the Staff’s comments, the Company advises that as part of the 501(k) notification process, the Company identified three predicate devices to the Company’s proposed device: (1) Hewlett-Packard CareVue 9000, 510(k) No. K992636; (2) HP Agilent Device Link, 510(k) No. K993587; and (3) VitalCom Inc. Network Monitoring System, 510(k) No. K962473. As part of the 510(k) notification process, the FDA concluded that the Company’s proposed device was substantially equivalent to the three predicate devices. The Company believes that the disclosure in the Prospectus would not be enhanced by the identification of the three predicate devices or by additional details regarding the 510(k) notification process completed several years ago with respect to the Company’s device.
HIPAA Privacy and Security Regulations, page 55
36.	Staff Comment: Pursuant to your disclosure, violations of the Privacy Rules or the Security Rules are punishable by fines and such rules apply directly only to covered entities of which you are not. You, however, must enter into business associate agreements with your customers who are covered entities. Please discuss how violations of the Privacy Rules or the Security Rules as a result of your actions are addressed. In particular, please briefly discuss any indemnification terms that are set forth in the business associate agreement.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17-18 and 57-58 of the Prospectus.
Legal Proceedings, page 57
37.	Staff Comment: Please elaborate on the significance of your statement that “iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of [y]our patent.” Please also reconcile your statement as to the current reexamination of the patent by the U.S. Patent and Trademark Office with your subsequent statement that all claims have been rejected in the U.S. Patent Office’s first office action.

Company Response: The Company notes that it has revised the Legal Proceedings section of the Prospectus to update the disclosure for developments since the filing of the initial Prospectus. Moreover, the Company believes that the revised disclosure on page 60 of the Prospectus addresses the Staff’s comment. Specifically, following the statement that “iMDsoft noted in its reexamination request references that were not previously reviewed by the examiner during the prosecution of our patent,” the Company discloses that the U.S. Patent Office thereupon “determined that . . . substantial new questions of patentability affecting our patent had arisen.” The Company believes that there is no inconsistency in its disclosure regarding the reexamination proceeding. After the U.S. Patent Office determined, based on the iMDSoft request, that “substantial new questions of patentability affecting our patent had arisen,” the U.S. Patent office, as a procedural step in the reexamination process, rejected the claims of the

Barbara C. Jacobs, Esq.
January 19, 2006

Company’s patent. As the reexamination has proceeded, however, the Company has amended the claims of its patent and its seeking the allowance of its claims as amended. The disclosure further indicates that “[u]pon conclusion of its reexamination, the U.S. Patent Office could allow all of the current claims, as amended, under our issued patent; further limit the scope of some or all of the current claims, as amended; or reject some or all of the current claims, as amended.”
Management
Executive Compensation, page 64
38.	Staff Comment: It appears that the compensation identified in the other compensation column should be more appropriately disclosed under salary or bonus with an explanatory footnote. Please revise.

Company Response: In response to the Staff’s comment, the Company has included amounts paid as compensation in lieu of vacation in the “salary” column with an explanatory footnote. Please see the revised Summary Company Table on page 66 of the Prospectus.
Management Severance Plan, page 67
39.	Staff Comment: Please provide greater detail with respect to the material terms of your management severance plan.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 69-70 of the Prospectus.
Certain Relationships and Related Party Transactions
Dividend, page 69
40.	Staff Comment: Please disclose the amount of dividend to be received by each related party.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 71-72 of the Prospectus.
Description of Capital Stock, page 72.
41.	Staff Comment: We note your disclosure that there are 120,046 shares of preferred stock subject to outstanding warrants and that you have filed a warrant issued to Comerica Bank for the purchase of 43,796 shares of preferred stock. It appears that the remaining outstanding warrants should be filed pursuant to Item 601(b)(l0)(i) of Regulation S-K. Please file such warrants as exhibits or advise us why such filing is not required.

Company Response: The Company advises that one warrant exercisable for 26,250 shares of preferred stock expired in 2005 without being exercised and another warrant exercisable for

Barbara C. Jacobs, Esq.
January 19, 2006

50,000 shares of preferred stock was exercised in 2005. The Company currently has outstanding only one warrant exercisable for 43,796 shares of preferred stock. This sole remaining outstanding warrant was filed with the initial Registration Statement as Exhibit No. 10.7. The Company has revised its disclosure on page 76 of the Prospectus regarding outstanding warrants.
Shares Eligible for Future Sale
Lock-up Agreements, page 78.
42.	Staff Comment: Here or elsewhere, as appropriate, please disclose the circumstances under which Morgan Stanley will either shorten or waive the lock-up arrangements with respect to (1) you and (2) your officers, directors and current stockholders.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 81 of the Prospectus.
Material United States Federal Tax Considerations for Non-United States Holders of Common Stock, page 79
43.	Staff Comment: Please advise us whether the underwriters intend to offer shares to non-U.S. residents.

Company Response: In response to the Staff’s comment, the Company advises that the lead underwriters have informed the Company that final determinations as to whether and to what extent shares will be offered to non-U.S. residents have not yet been made. Those determinations will be made at the time the underwriters and the Company initiate marketing efforts for the offering. However, the underwriters anticipate that any potential offering to non-U.S. residents would be limited to select prospective institutional investors.
Underwriters, page 82
44.	Staff Comment: Please tell us whether any member of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to the Office of Chief Counsel.

Company Response: In response to the Staff’s comment, the Company advises that the lead underwriters have informed the Company that they do not expect any member of the underwriting syndicate to engage in any electronic offer, sale or distribution of the shares in the offering other than as described below.

Barbara C. Jacobs, Esq.
January 19, 2006

The Company notes that one or more of the underwriters may make the prospectus or the preliminary prospectus (in the form filed with the Commission and distributed to road show attendees) available in electronic format on a web site maintained by such underwriter(s) and send emails that link to the website or send a copy of the prospectus or the preliminary prospectus (in the form filed with the Commission and distributed to road show attendees) to select prospective institutional investors by e-mail upon request.
The Company has been advised that Morgan Stanley & Co. Incorporated has contracted with Yahoo! Inc. (www.netroadshow.com) to conduct an internet road show. As part of the internet road show process, an electronic version of the preliminary prospectus (in the form filed with the Commission and distributed to live attendees) will be made available on the internet road show web site. The Company is aware of its obligations pursuant to Rule 433(d) under the Securities Act of 1933, as amended, in connection with any internet road show that is considered a “written communication.”
Notes to Financial Statements, page F-7
Note 1, Organization and Summary of Significant Accounting Policies, page F-7
Accounts Receivable, page F-8
45.	Staff Comment: We note that you appear to provide extended payment terms for some of your arrangements. Revise your revenue recognition accounting policy to explain how these extended payment terms impact your revenue recognition policies. Refer to paragraph 28 of SOP 97-2.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of the Prospectus.
Note 2, Net Loss Attributable to Common Stockholders Per Share, page F-11
46.	Staff Comment: For the period ended September 30, 2005, provide the disclosures in paragraph 40(a) of SFAS 128.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure in Note 2 to the financial statements on page F-12 of the Prospectus.
Note 5, Stock Options, page F-13
47.	Staff Comment: We note that you engaged and relied upon an independent appraiser in determining the fair value of your stock at certain dates here as well as in your management’s discussion and analysis. Please identify this valuation specialist and include the expert’s consent in accordance with Section 436(b) of Regulation C.

Company Response: In response to the Staff’s comment, the Company submits that the Company merely states in its disclosure, as a matter of fact, that it obtained the services of an independent appraiser with respect to the value of its common stock at past intervals, and that

Barbara C. Jacobs, Esq.
January 19, 2006

such disclosure does not require the independent appraiser’s consent under the provisions of Rule 436(b) under the Securities Act. In addition, the Company submits that the identity of the independent appraiser is not material to investors and is therefore not disclosed in the Prospectus. The Company notes supplementally, however, that the independent appraiser that the Company used with respect to the valuations referenced in the Stock-Based Compensation discussion on pages 32-34 of the Prospectus is Hooke Associates, 8300 Greensboro Drive, Suite 1040, McLean, Virginia.
48.	Staff Comment: Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). For each grant where a retrospective valuation was used please include (1) a discussion of the significant factors, assumptions and methodologies used in determining fair value, (2) a discussion of each of the significant factors contributing to the difference between the fair value as of the date of each grant and the offering price and (3) the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Company Response: In response the Staff’s comments addressing stock based compensation, the Company has revised the Stock-Based Compensation discussion on pages 32-34 of the Prospectus. In further response, the Company advises that it considered the Practice Aid’s disclosure recommendations in drafting the Prospectus, and that the Company specifically mentions its use of the Practice Aid on page 32 of the Prospectus. In addition, the Company advises that although the Staff has made this comment in connection with Note 5 to the Financial Statements, the Company has made its disclosures recommended by the Practice Aid in the MD&A. The Company directs the Staff to pages 32-34 of the Prospectus, which disclose the matters recommended by paragraph 182 of the Practice Aid. The Company notes that the Practice Aid provides that if a contemporaneous valuation by an independent appraiser is prepared prior to an initial public offering, the discussion recommended by the Practice Aid may compare the retrospective valuations to the contemporaneous valuation rather than to the offering price. Because the Company obtained a contemporaneous valuation in August 2005, the Company discusses the factors that gave rise to differences between the retrospective valuations and the contemporaneous valuation. Finally, the Company believes that its disclosure on page 32 of the Prospectus explains why the Company did not obtain a contemporaneous valuation by an unrelated valuation specialist prior to July 1, 2005. Specifically, the Prospectus states that “[p]rior to July 1, 2005, we did not obtain contemporaneous valuations by an unrelated valuation specialist because our board of directors, which includes several of the investors in our preferred stock financings, determined that it had the relevant expertise to reasonably estimate the fair value of our common stock.”

The Company notes that certain changes have been made to the appraised fair values of our common stock as disclosed in the Prospectus. The Company advises that these changes reflect the correction of certain inadvertent calculation errors in the appraisals which were recently identified and corrected through the Company’s year-end review of the appraisals.

Barbara C. Jacobs, Esq.
January 19, 2006

49.	Staff Comment: We note from your disclosure on page 32 that the independent appraiser considered a “combination of valuation methodologies” including the income, market and transaction approaches. Tell us why you believe their use of a combination of methodologies was consistent with paragraph I29 of the Practice Aid which generally indicates that there is one method that is more appropriate in certain circumstances than others and indicates that one method (or at most two) is typically selected.

Company Response: In response the Staff’s comments addressing stock based compensation, the Company has revised the Stock-Based Compensation discussion on pages 32-34 of the MD&A. In supplemental response, the Company advises that its revised disclosure states the appraiser used only two approaches, specifically the market and the transaction approaches.
Note 10, Contingencies
50.	Staff Comment: We note that you are unable to predict the ultimate resolution of the matter described in the first paragraph of Note 10. If so, tell us how you are able to conclude that ultimate resolution will not have a material effect on your financial position.

Company Response: In response to the Staff’s comment, the Company has revised Note 10 to its financial statements on page F-18 of the Prospectus.
         We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact the undersigned at (410) 580-4225, David Chalk at (410) 580-4120 or Paul McDermott at (617) 406-6054 if you have any questions regarding this letter.
Sincerely,
/s/ George Nemphos
George Nemphos

cc:	Daniel Lee, Esq.
Mr. Chauncey Martin
Mr. Brad Skinner
Mr. Frank T. Sample